Exhibit 99.6

PRESS RELEASE

Convening of the Annual Shareholders’ Meeting
on May 24, 2024

Paris, March 14, 2024 – The Board of Directors of TotalEnergies SE met on March 13, 2024 under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer. It has decided to convene the Ordinary and Extraordinary Shareholders’ Meeting of the Company on Friday, May 24, 2024. The Notice of Meeting will be published soon in France's BALO (Bulletin des Annonces Légales et Obligatoires) and will be available on the Company's website. The Board of Directors also approved the documents that will be submitted to shareholders at the Annual Meeting, including the Management Report.

Company Governance

The directorships of Mr. Patrick Pouyanné, Mr. Jacques Aschenbroich, Mr. Glenn Hubbard as well as of Mrs. Anne-Marie Idrac expire at the end of the Annual Shareholders' Meeting on May 24, 2024.

It is reminded that at its meeting of September 21, 2023, the Board unanimously decided that the renewal of the mandate of Mr. Patrick Pouyanné will be proposed to the Shareholders’ Meeting on May 24, 2024. In the frame of the balanced governance implemented since 2015, it has also unanimously decided to propose the renewal of the mandate of Mr. Jacques Aschenbroich, who has held the position of Lead Independent Director since May 26, 2023.

While reaffirming its support to the quality and the relevance of the strategy implemented since 2020, the Board of Directors considers as appropriate to ensure the continuity of the Company’s governance and leadership. Since 10 years, Patrick Pouyanné has done an extraordinary job leading TotalEnergies in a complex environment, delivering outstanding financial results and engaging the Company in the energy transition more quickly and consistently than its peers. The Board of Directors unanimously looks forward to his continued leadership and his strategic vision to continue TotalEnergies’ transition, with determination and consistency, relying on two pillars: Oil & gas on the one hand, Electricity and Renewables on the other hand. This vision, which creates value in the medium and long term, and this strategic stability are an asset and a differentiating factor for TotalEnergies compared with its peers.

Furthermore, on the proposal of the Governance and Ethics Committee, the Board of Directors decided to submit to the Shareholders’ Meeting on May 24, 2024 the renewal for a period of three years of the directorships of Mr. Glenn Hubbard.

In light of her seniority on the Board of Directors, Mrs. Anne-Marie Idrac will no longer be considered an independent director under the AFEP-MEDEF Code in May 2024 and therefore the renewal of her mandate will not be proposed. The Board of Directors thanks Mrs. Anne-Marie Idrac for her invaluable contribution, in particular within the Governance and Ethics Committee, the Compensation Committee and the Strategy & CSR Committee, from which it will continue to benefit until the end of her mandate.

The Board of Directors has decided to propose to the Shareholders’ Meeting the appointment of Mrs. Marie-Ange Debon as a director for a three-year term.

Mrs. Marie-Ange Debon, a French national, is graduated from the French École des hautes études commerciales (HEC) and from the French École nationale de l’administration (ENA) and holds a master’s degree in law. Chairwoman of the Keolis Group Executive Board, she acquired an extensive experience in administration and then in large international groups in the environmental and transport sectors and she will be able in particular to make the Board benefit from her skills in financial, regulatory and governance matters for large companies. Mrs. Marie-Ange Debon indicated that she will not seek the renewal of her mandate as a director in Technip Energies which will expire in May 2024.

At the end of the Shareholder’s Meeting on May 24, 2024, if the proposed resolutions are approved, the Board of Directors will be composed of 14 members representing 7 nationalities. The proportion of independent directors as defined by the AFEP-MEDEF Code will stand at 82%, in line with best standards. The proportion of women and men will be 45% and 55% respectively.

Opinion on the Sustainability & Climate – 2024 Progress Report

In the context of the resolution approved by shareholders in May 2023 concerning TotalEnergies' ambition for sustainable development and an energy transition towards carbon neutrality, the Board of Directors committed to report to shareholders on the progress made in implementing this ambition. To this end, the Board of Directors approved the Company's Sustainability & Climate – 2024 Progress Report, which will be presented on March 21, 2024 and submitted to an advisory vote at the Shareholders’ Meeting on May 24, 2024. This report sets out the implementation of the strategy and the progress made in 2023 with regard to the 2030 objectives. In particular, it reports on the results achieved in terms of reducing the Company's emissions and its contribution to a just, orderly and equitable energy transition for all of its stakeholders.

Other resolutions

The Board of Directors will also submit to the Shareholder’s Meeting for approval resolutions on the compensation of corporate officers, the appointment of the auditors as sustainability auditors as well as financial resolutions.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).